FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of  November 2003.

Total number of pages: 34

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Press release of November 25, 2003, regarding Interim Financial Statements Results for the six months ended September 30 2003. (U.S. GAAP)

2. Press release of November 25, 2003, regarding Nidec Announces ADS Ratio Change .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2003
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising

NEWS RELEASE

NIDEC CORPORATION

FOR IMMEDIATE RELEASE

Contact:
Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

INTERIM FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003

(FROM APRIL 1, 2003 TO SEPTEMBER 30, 2003)

CONSOLIDATED

Released on November 26, 2003

NIDEC CORPORATION

338 Kuzetonoshiro-cho, Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE SIX MONTHS ENDED SEPTEMBER 30, 2003 (U.S. GAAP, unaudited)

   CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts) For the six months ended September 30,

	2002	2003	2003
Net sales	¥ 115,336	¥ 119,040	$ 1,070,022
Operating income	8,213	11,325	101,797
Income before provision for income taxes	5,261	9,569	86,013
Net income	5,012	8,403	75,533

Per share data
Net income
－Basic	¥ 78.85	¥ 132.08	$ 1.19
－Diluted	¥ 75.02	¥ 128.09	$ 1.15

   CONSOLIDATED BALANCE SHEETS

	2003		September 30, 2003
	March 31	September 30
Current assets	¥ 121,313	¥ 122,902	$ 1,104,737
Investments	34,375	53,691	482,616
Property, plant, equipment and others	102,244	102,348	919,982
Total assets	257,932	278,941	2,507,335

Current liabilities	133,175	150,155	1,349,708
Long-term liabilities	27,092	24,088	216,521
Minority interest in consolidated subsidiaries	9,108	9,521	85,582
Shareholders’ equity	88,557	95,177	855,524
Total liabilities and shareholders’ equity	¥ 257,932	¥ 278,941	$ 2,507,335

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — The Six Months Ended September 30, 2003 Compared to the Six Months Ended September 30, 2002

Net Sales

Our net sales increased ¥3,704 million, or 3.2%, from ¥115,336 million for the six months ended September 30, 2002 to ¥119,040 million for the six months ended September 30, 2003. This was primarily due to an increase in net sales of hard disc drives spindle motors, other small precision brushless DC motors, machinery and other products. Our gross profit ratio increased from 18.7% for the six months ended September 30, 2002 to 21.6% for the six months ended September 30, 2003.

Net sales of our hard disk drives spindle motors increased ¥3,039 million, or 6.4%, from ¥47,221 million for the six months ended September 30, 2002 to ¥50,260 million for the six months ended September 30, 2003. The increase was primarily due to a 14.1% increase in unit shipments which were partially offset by a modest decline in unit prices. Net sales of hard disk drives spindle motors accounted for 40.9% of our total net sales for the six months ended September 30, 2002 and 42.2% for the six months ended September 30, 2003. Net sales of fluid dynamic bearing motors accounted for 49.2% of total net sales of hard disk drives spindle motors for the six months ended September 30, 2002 and 73.9% for the six months ended September 30, 2003. This was due to a sharp increase in demand for fluid dynamic bearing motors which is rapidly replacing demand for conventional ball bearing motors. Conventional ball bearing motors have been facing technological limitation in fulfilling market needs, also, this increase in net sales of fluid dynamic bearing motors was mainly due to a successful shift to mass production at our overseas factories.

Net sales of other small precision brushless DC motors increased ¥2,402 million, or 19.5%, from ¥12,348 million for the six months ended September 30, 2002 to ¥14,750 million for the six months ended September 30, 2003. This increase resulted from the growth of sales of brushless DC motors mainly used for DVD drives, CD-R drives and CD-R/W drives. Sales volume of these motors increased by made them 50% composed to the six months ended September 30, 2002. Net sales of other small precision brushless DC motors accounted for 10.7% of total net sales for the six months ended September 30, 2002 and 12.4% for the six months ended September 30, 2003.

Net sales of brushless DC fans decreased ¥1,701 million, or 10.9%, from ¥15,550 million for the six months ended September 30, 2002 to ¥13,849 million for the six months ended September 30, 2003. The decrease was primarily due to decreased unit sales price, and declining sales volume due to a continuing decline in demand for game machines and Micro Processing Unit cooling units. This slowdown in demand has been lingering since the latter half of the previous fiscal year. The sluggish demand and increasingly fierce market competition has brought down the selling prices. Net sales of brushless DC fans accounted for 13.5% of total net sales for the six months ended September 30, 2002 and 11.6% for the six months ended September 30, 2003.

Net sales of mid-size motors decreased ¥2,296 million, or 12.1%, from ¥18,960 million for the six months ended September 30, 2002 to ¥16,664 million for the six months ended September 30, 2003. During this period we discontinued our prior practice of selling some mid-size motors together with electronic control units purchased from a third party supplier for use in hydraulic power steering systems and began selling these mid-size motors separately. As a consequence, both our sales and cost of sales declined in respect of the amounts related to the electronic control units. Net sales of mid-size motors accounted for 16.4% of total net sales for the six months ended September 30, 2002 and 14.0% for the six months ended September 30, 2003.

Net sales of machinery increased ¥1,426 million, or 13.1%, from ¥10,905 million for the six months ended September 30, 2002 to ¥12,331 million for the six months ended September 30, 2003. This increase was primarily due to the growth in unit shipments of precision presses by Nidec-Kyori Corporation and gear reducers by Nidec-Shimpo Corporation. Net sales of machinery accounted for 9.5% of total net sales for the six months ended September 30, 2002 and 10.4% for the six months ended September 30, 2003.

Net sales of other products increased ¥706 million, or 8.1%, from ¥8,714 million for the six months ended September 30, 2002 to ¥9,420 million for the six months ended September 30, 2003. The sales of automobile components produced by Nidec Tosok Corporation and encoders produced by Nidec Nemicon Corporation increased, partially offset by a decline in sales of pivot assemblies produced by Nidec Singapore Pte. Ltd. Net sales of other products accounted for 7.6% of total net sales for the six months ended September 30, 2002 and 7.9% for the six months ended September 30, 2003.

Cost of Products Sold

Our cost of products sold decreased ¥438 million, or 0.5%, from ¥93,721 million for the six months ended September 30, 2002 to ¥93,283 million for the six months ended September 30, 2003. As a percentage of net sales, cost of sales decreased from 81.3% to 78.4%. This decrease was primarily due to increased efficiencies of scale realized by the production volume of fluid dynamic bearing motors which doubled compared to the six months ended September 30, 2002 and a change in the sales practice of mid-size motors for automobiles, whereby electronic controls units were not sold with the mid-size motors for automobiles.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥768 million, or 7.7%, from ¥10,037 million for the six months ended September 30, 2002 to ¥10,805 million for the six months ended September 30, 2003. This increase was mainly due to an increase in personnel expenses mainly due to our growing workforce. As a percentage of net sales, selling, general and administrative expenses increased slightly from 8.7% for the six months ended September 30, 2002 to 9.1 % for the six months ended September 30, 2003.

Research and Development Expenses

Our research and development expenses increased ¥262 million, or 7.8%, from ¥3,365 million for the six months ended September 30, 2002 to ¥3,627 million for the six months ended September 30, 2003. This increase was mainly due to an increase in our research and development efforts with respect to mid-size motors for automobile steering systems. As a percentage of net sales, research and development expenses increased slightly from 2.9 % for the six months ended September 30, 2002 to 3.0% for the six months ended September 30, 2003.

Operating Income

As a result of the foregoing factors, our operating income increased ¥3,112 million, or 37.9%, from ¥8,213 million for the six months ended September 30, 2002 to ¥11,325 million for the six months ended September 30, 2003. As a percentage of net sales, operating income increased from 7.1% for the six months ended September 30, 2002 to 9.5% for the six months ended September 30, 2003.

Other Income (Expenses)

Other expenses decreased ¥1,196 million from ¥2,952 million for the six months ended September 30, 2002 to ¥1,756 million for the six months ended September 30, 2003.

Interest and dividend income decreased from ¥209 million for the six months ended September 30, 2002 to ¥124 million for the six months ended September 30, 2003. This was mainly due to the decreased average balance of our foreign currency deposits and lower interest rates. Interest expenses also decreased from ¥498 million for the six months ended September 30, 2002 to ¥413 million for the six months ended September 30, 2003. This was mainly due to the repayments of long-term debt and lower interest rates.

Foreign exchange losses decreased ¥1,400 million from ¥3,077 million for the six months ended September 30, 2002 to ¥1,677 million for the six months ended September 30, 2003. This was principally due to a decrease in the average balance of our foreign currency denominated assets compared to September 30, 2002 and appreciation in the average value of the yen against the relevant foreign currencies during the most recent six month period. The exchange rate of the Yen was 120.20 per U.S. dollar as of March 31, 2003 and 111.25 per U.S. dollar as of September 30, 2003.

Income before Provision for Income Taxes

As a result of the foregoing factors, our income before provision for income taxes increased ¥4,308 million, or 81.9%, from ¥5,261 million for the six months ended September 30, 2002 to ¥9,569 million for the six months ended September 30, 2003.

Provision for Income Taxes

Our provision for income taxes increased ¥1,323 million, or 252.5%, from ¥524 million for the six months ended September 30, 2002 to ¥1,847 million for the six months ended September 30, 2003. Our estimated effective income tax rate increased from 9.9% for the six months ended September 30, 2002 to 19.3% for the six months ended September 30, 2003 mainly due to a decrease in tax benefit of foreign subsidiaries. (*) See Notes 5 to the unaudited interim consolidated financial statements.

Tax benefit in foreign subsidiaries decreased mainly due to increased income before provision for income taxes despite an increase in tax benefits. Tax on undistributed earnings decreased mainly due to a decrease in dividends from overseas subsidiaries and an increase in income before provision for income taxes. Other increased mainly due to a decrease in tax allocations on impairment of investment securities.

Minority Interest in Income of Consolidated Subsidiaries

For the six months ended September 30, 2003, minority interest in income of our consolidated subsidiaries was ¥573 million as compared to ¥325 million for the six months ended September 30, 2002.

Equity in Net (Income)/Losses of Affiliated Companies

Equity in net income of our affiliated companies increased ¥654 million from ¥600 million for the six months ended September 30, 2002 to ¥1,254 million for the six months ended September 30, 2003. This increase was mainly due to an increase in net income of Nidec Copal Corporation and Nidec Copal Electronics Corporation.

Net Income

As a result of the foregoing factors, our net income increased ¥3,391 million, or 67.7%, from ¥5,012 million for the six months ended September 30, 2002 to ¥8,403 million for the six months ended September 30, 2003.

Capital Alliance with Sankyo Seiki Mfg. Co., Ltd.

Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) issued 57,800,000 new shares of its common stock to NIDEC and NIDEC paid Sankyo ¥12,485 million (based on ¥239.42 per share, the average closing price of Sankyo’s share of its common stock on the Tokyo Stock Exchange during the six months from February 5, 2003 to August 4, 2003, with a 9.78% discount). The payment date was September 30, 2003. As a result, the total outstanding shares of the common stock of Sankyo after this issuance were 145,111,591 shares, including 87,311,591 shares currently outstanding, 39.8% of which were held by NIDEC.

Sankyo develops, manufactures and sells products relating to fluid dynamic bearing motors, micro motors, optical pick-up units, automated teller machines, home appliances, factory automation and others.

As a member of the NIDEC Group, Sankyo will pursue synergies with Nidec and its subsidiaries in various areas, especially the fluid dynamic bearing motor business, and will concentrate its management resources on areas in which Sankyo and NIDEC have comparative advantages.

Segment Information

Based on the applicable criteria set forth in Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information,” we have nine reportable operating segments on which we report in our consolidated financial statements. These reportable segments are each a separate legal entity. One of them is Nidec Corporation, and the others are eight of Nidec’s consolidated subsidiaries: Nidec Singapore Pte. Ltd., Nidec Electronics (Thailand) Co., Ltd., Nidec Philippines Corporation, Nidec America Corporation, Nidec Power Motor Corporation, Nidec (Dalian) Limited, Nidec Shibaura Corporation and Nidec Tosok Corporation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec Corporation, Nidec Power Motor Corporation, Nidec Shibaura Corporation and Nidec Tosok Corporation apply Japanese GAAP, Nidec Singapore Corporation applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd. applies Thai accounting principles, Nidec Philippines Corporation applies Philippine accounting principles, Nidec America Corporation applies U.S. GAAP, and Nidec (Dalian) Limited applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than Nidec America Corporation, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the six months ended September 30, 2002 and 2003. The second table shows operating profit or loss by reportable operating segment for the six months ended September 30, 2002 and 2003:

	Six months ended September 30,
	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec
External revenues	¥ 32,364	¥ 30,951	$ 278,211
Intrasegments revenues	33,790	28,664	257,654

Sub total	66,154	59,615	535,865
Nidec Singapore
External revenues	24,824	17,748	159,533
Intrasegments revenues	1,566	1,581	14,211

Sub total	¥ 26,390	¥ 19,329	$ 173,744

	Six months ended September 30,
	2002	2003	2003
	(Yen in millions and U.S. dollars in thousands)
Nidec Electronics (Thailand)
External revenues	¥ 9,150	¥ 14,774	$ 132,800
Intrasegments revenues	10,440	8,545	76,809

Sub total	19,590	23,319	209,609
Nidec Philippines
External revenues	2,098	821	7,380
Intrasegments revenues	9,601	9,601	86,301

Sub total	11,699	10,422	93,681
Nidec America
External revenues	3,323	2,009	18,058
Intrasegments revenues	253	654	5,879

Sub total	3,576	2,,663	23,937
Nidec Power Motor
External revenues	4,527	3,955	35,551
Intrasegments revenues	41	63	566

Sub total	4,568	4,018	36,117
Nidec (Dalian)
External revenues	12	38	342
Intrasegments revenues	14,783	16,004	143,856

Sub total	14,795	16,042	144,198
Nidec Shibaura
External revenues	7,751	8,167	73,411
Intrasegments revenues	1,084	1,143	10,274

Sub total	8,835	9,310	83,685
Nidec Tosok
External revenues	9,168	9,947	89,411
Intrasegments revenues	289	267	2,400

Sub total	9,457	10,214	91,811
All Others
External revenues	21,961	30,231	271,739
Intrasegments revenues	27,094	30,306	272,414

Sub total	49,055	60,537	544,153
Total
External revenues	115,178	118,641	1,066,436
Intrasegments revenues	98,941	96,828	870,364

Adjustments(*)	158	399	3,586
Intrasegments elimination	(98,941)	(96,828)	(870,364)

Consolidated total (net sales)	¥ 115,336	¥ 119,040	$ 1,070,022

(*) See Note 10 to the unaudited interim consolidated financial statements.

	Six months ended September 30,

	2002	2003	2003

	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
Nidec	¥ 2,484	¥ 646	$ 5,807
Nidec Singapore	986	993	8,926
Nidec Electronics (Thailand)	1,091	3,838	34,499
Nidec Philippines	516	581	5,222
Nidec America	77	79	710
Nidec Power Motor	192	113	1,016
Nidec (Dalian)	1,806	1,403	12,611
Nidec Shibaura	(269)	425	3,820
Nidec Tosok	267	645	5,798
All Others	1,629	3,352	30,130

Total	8,779	12,075	108,539

Adjustments (*)	(566)	(750)	(6,742)

Consolidated total	¥ 8,213	¥ 11,325	$ 101,797

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of Nidec Corporation decreased 9.9% from ¥66,154 million for the six months ended September 30, 2002 to ¥ 59,615 million for the six months ended September 30, 2003 due primarily to a decrease in sales of hard disk drives spindle motors and automobile DC motors caused by a change in sales methods to overseas customers. Sales to overseas customers that were previously made through Nidec were to direct transaction between our overseas subsidiaries and customers. Operating profit decreased 74.0% from ¥2,484 million for the six months ended September 30, 2002 to ¥646 million for the six months ended September 30, 2003 due to the decrease in sales of small precision fan motors and an increase in net sales described above as well as a decrease in research and development expenses.

Net sales of Nidec Singapore Corporation decreased 26.8% from ¥26,390 million for the six months ended September 30, 2002 to ¥19,329 million for the six months ended September 30, 2003. This decrease in sales was primarily due to a decrease in sales of conventional ball bearing motors to a few large customers, many of which purchased fluid dynamic bearing motors from Nidec Electronics (Thailand) Co. Ltd. instead, as described below and a delay in production caused by changing products specifications ordered by the customers in the first quarter. Operating profit of Nidec Singapore Corporation increased 0.7% from ¥986 million for the six months ended September 30, 2002 to ¥993 million for the six months ended September 30, 2003. This was mainly due to increased sales of higher margin products.

Net sales of Nidec Electronics (Thailand) Co., Ltd. increased 19.0% from ¥19,590 million for the six months ended September 30, 2002 to ¥23,319 million for the six months ended September 30, 2003 due to an increase in sales to a few large customers of fluid dynamic bearing motors instead of lower margin conventional ball bearing motors. Operating profit increased 251.8% from ¥1,091 million for the six months ended September 30, 2002 to ¥3,838 million for the six months ended September 30, 2003 due mainly to our successful shift to mass production of fluid dynamic bearing motors from conventional ball bearing motors.

Net sales of Nidec Philippines Corporation decreased 10.9% from ¥11,699 million for the six months ended September 30, 2002 to ¥10,422 million for the six months ended September 30, 2003, due to decreased demand for the ball bearing motors being produced there. A shift to mass production of fluid dynamic bearing motors is underway, and gross margins were improved by sales of these motors. As a result, operating profit of Nidec Philippines Corporation increased 12.6% from ¥516 million for the six months ended September 30, 2002 to ¥581 million for the six months ended September 30, 2003.

Net sales of Nidec America Corporation decreased 25.5% from ¥3,576 million for the six months ended September 30, 2002 to ¥2,663 million for the six months ended September 30, 2003, due to a decrease in sales of fan motors used in microprocessor cooling units. The operating profit of Nidec America Corporation increased 2.6% from ¥77 million for the six months ended September 30, 2002 to ¥79 million for the six months ended September 30, 2003. This was mainly due to the withdrawal from the unprofitable power supply business.

Net sales of Nidec Power Motor Corporation decreased 12.0% from ¥4,568 million for the six months ended September 30, 2002 to ¥ 4,018 million for the six months ended September 30, 2003 due to a sluggish demand for AC motors for industrial use. As a result, operating profit decreased 41.1% from ¥192 million for the six months ended September 30, 2002 to ¥113 million for the six months ended September 30, 2003.

Net sales of Nidec (Dalian) Limited increased 8.4% from ¥14,795 million for the six months ended September 30, 2002 to ¥16,042million for the six months ended September 30, 2003 due to an increase in volume sales of DC motors for personal computer DVD use. Operating profit decreased 22.3% from ¥1,806 million for the six months ended September 30, 2002 to ¥ 1,403 million for the six months ended September 30, 2003 due mainly to a decrease in the sales prices of DC motors which offset unit sales increases.

Net sales of Nidec Shibaura Corporation increased 5.4% from ¥8,835 million for the six months ended September 30, 2002 to ¥9,310 million for the six months ended September 30, 2003, due to an increase in sales of home electric appliance motors. Although Nidec Shibaura Corporation recorded an operating loss of ¥269 million for the six months ended September 30, 2002, it had an operating profit of ¥425 million for the six months ended September 30, 2003. This was mainly due to an increase in sales of higher margin home electric appliance motors and due to write-off of obsolescent inventory in the previous year.

Net sales of Nidec Tosok Corporation increased 8.0% from ¥9,457 million for the six months ended September 30, 2002 to ¥10,214 million for the six months ended September 30, 2003 due to an increase in sales of automobile parts. Operating profit increased 141.6% from ¥267 million for the six months ended September 30, 2002 to ¥645 million for the six months ended September 30, 2003 due mainly to an increase in the automobile parts margin as a result of the successful production shift to Vietnam.

In our All Others segment, net sales increased 23.4% from ¥49,055 million for the six months ended September 30, 2002 to ¥60,537 million for the six months ended September 30, 2003. Operating profit also increased 105.8% from ¥1,629 million for the six months ended September 30, 2002 to ¥3,352 million for the six months ended September 30, 2003. This was mainly due to an increase in sales and operating profit of Nidec Shibaura (Zhejiang) Corporation.

Liquidity and Capital Resources

During the six months ended September 30, 2003, our total assets increased ¥21,009 million, or 8.1%, to ¥278,941 million. Total investments and other assets increased ¥19,316 million, or 56.2%, to ¥53,691 million due to the investment in shares of Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”) and the purchase of securities that Sankyo had held. Property, plant and equipment increased ¥1,154 million due to the purchase of land from Sankyo.

During the six months ended September 30, 2003, our total liabilities increased ¥13,976 million, or 8.7%, to ¥174,243 million. This increase was mainly due to increases in short-term borrowings and long-term debts of ¥7,322 million and other current liabilities of ¥8,473 million, by accounts payable to Sankyo for the purchase of land and securities.

During the six months ended September 30, 2003, our working capital deficiency increased  ¥15,391 million to ¥27,253 million. This increase was mainly due to the increases in short-term borrowings and trade notes and accounts payable. We have unused lines of credit amounting to ¥35,015 million available from banks and, accordingly, we do not anticipate a difficulty in meeting cash requirements despite having the working capital deficiency.

During the six months ended September 30, 2003, total shareholders’ equity increased ¥6,620 million, or 7.5%, to ¥95,117 million. This increase was mainly due to an increase in retained earnings by ¥7,450 million offset by dividends paid of ¥953 million. The ratio of stockholders’ equity to total assets decreased from 34.1% as of September 30, 2003, to 34.3% as of March 31, 2003 .

Cash Flows

Net cash provided by operating activities increased ¥3,588 million from ¥9,818 million for the six months ended September 30, 2002 to ¥13,406 million for the six months ended September 30, 2003 due mainly to an increase in net income by ¥3,391 million to ¥8,403 million.

Net cash used in investing activities increased ¥9,217 million from ¥11,216 million for the six months ended September 30, 2002 to ¥20,433 million for the six months ended September 30, 2003 mainly due to an increase in deposit for investments in affiliates to be acquired of ¥12,485 million offset by a decrease in additions to property, plant and equipment of ¥3,446 million to ¥7,098 million.

As a result of these factors, our net cash flow (the difference between cash provided by operating activities and cash used in investing activities) decreased ¥5,629 million from negative ¥1,398 million for the six month ended September 30, 2002 to negative ¥7,027 million for the six months ended September 30, 2003.

Net cash provided by financing activities increased ¥10,166 million from negative ¥3,077 million for the six months ended September 30, 2002 to ¥7,089 million for the six months ended September 30, 2003. This increase was mainly due to an increase in short-term borrowings by ¥10,572 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents as of September 30, 2003 decreased ¥1,127 million to ¥31,912 million, compared with those as of March 31, 2003.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

	Yen in millions		U.S. dollars in thousands

	2003
			September 30,
	March 31	September 30	2003

		(Unaudited)	(Unaudited)
Current assets:
Cash and cash equivalents	¥ 33,039	¥ 31,912	$ 286,849
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥465 million in March and ¥410 million ($3,685 thousand) in September:
Notes	8,708	8,071	72,548
Accounts	50,780	53,234	478,508
Inventories:
Finished goods	7,077	7,305	65,663
Raw materials	4,528	4,755	42,742
Work in progress	4,336	4,974	44,710
Project in progress	699	883	7,937
Supplies and other	396	436	3,919
Prepaid expenses and other current assets	11,750	11,332	101,861

Total current assets	121,313	122,902	1,104,737

Marketable securities and other securities investments	5,324	10,529	94,643
Investments in and advances to affiliates	29,051	43,162	387,973
Property, plant and equipment:
Land	18,490	23,201	208,549
Buildings	47,220	45,912	412,692
Machinery and equipment	83,624	85,004	764,081
Construction in progress	2,425	2,200	19,775

	151,759	156,317	1,405,097
Less - Accumulated depreciation	(61,050)	(64,454)	(579,362)

	90,709	91,863	825,735

Other non-current assets	11,535	10,485	94,247

Total assets	¥ 257,932	¥ 278,941	$ 2,507,335

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

	Yen in millions		U.S. dollars in thousands

	2003
			September 30,
	March 31	September 30	2003

		(Unaudited)	(Unaudited)
Current liabilities:
Short-term borrowings	¥ 64,597	¥ 75,268	$ 676,566
Current portion of long-term debt	8,951	7,485	67,281
Trade notes and accounts payable	49,276	48,578	436,656
Other current liabilities	10,351	18,824	169,205

Total current liabilities	133,175	150,155	1,349,708

Long-term liabilities:
Long-term debt	16,388	14,505	130,382
Accrued pension and severance costs	10,357	8,533	76,701
Other long-term liabilities	347	1,050	9,438

Total long-term liabilities	27,092	24,088	216,521

Minority interest in consolidated subsidiaries	9,108	9,521	85,582
Commitments and contingencies
Shareholders’ equity:
Common stock authorized: 240,000,000 shares in 2003; issued and outstanding: 63,574,729 shares in March and 63,748,871 shares in September	26,485	26,648	239,533
Additional paid-in capital	25,817	25,980	233,528
Retained earnings	43,708	51,158	459,847
Accumulated other comprehensive income (loss)	(7,387)	(8,535)	(76,719)
Foreign currency translation adjustments	(5,690)	(8,352)	(75,074)
Unrealized gains on securities	225	1,702	15,299
Minimum pension liability adjustment	(1,922)	(1,885)	(16,944)
Treasury stock, at cost: 8,648 shares in March and 9,615 shares in September	(66)	(74)	(665)

Total shareholders’ equity	88,557	95,177	855,524

Total liabilities and shareholders’ equity	¥ 257,932	¥ 278,941	$ 2,507,335

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

		Yen in millions		U.S. dollars in thousands

		For the six-month period ended September 30		For the six-month period ended September 30,

		2002	2003	2003

	Net sales	¥ 115,336	¥ 119,040	$ 1,070,022

	Operating expenses:
	Cost of products sold	93,721	93,283	838,499
	Selling, general and administrative expenses	10,037	10,805	97,124
	Research and development expenses	3,365	3,627	32,602

		107,123	107,715	968,225

	Operating income	8,213	11,325	101,797

	Other income (expense):
	Interest and dividend income	209	124	1,114
	Interest expense	(498)	(413)	(3,712)
	Foreign exchange loss, net	(3,077)	(1,677)	(15,074)
	Gain from derivative instruments, net	14	(54)	(485)
	(Loss) gain on marketable securities, net	(56)	6	54
	(Loss) gain from issuance of investments in affiliated companies	(1)	68	611
	Other, net	457	190	1,708

		(2,952)	(1,756)	(15,784)

	Income before provision for income taxes	5,261	9,569	86,013
	Provision for income taxes	(524)	(1,847)	(16,602)

	Income before minority interest and equity in earnings of affiliated companies	4,737	7,722	69,411
	Minority interest in income of consolidated subsidiaries	325	573	5,150
	Equity in net income of affiliated companies	(600)	(1,254)	(11,272)

	Net income	¥ 5,012	¥ 8,403	$ 75,533

		Yen		U.S. dollars
	Per share data:
Net income	－ basic	¥ 78.85	¥ 132.08	$ 1.19
	－ diluted	¥ 75.02	¥ 128.09	$ 1.15
	Cash dividends	¥ 10.00	¥ 15.00	$ 0.13

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME（LOSS）

(Unaudited)

	Yen in millions

	Common stock		Additional paid-in capital	Retained earning	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

	Shares	Amount

Balance at March 31, 2003	63,574,729	¥ 26,485	¥ 25,817	¥ 43,708	¥ (7,387)	¥ (66)	¥ 88,557
Comprehensive income:
Net income				8,403			8,403
Other comprehensive income (loss):
Foreign currency translation adjustments					(2,662)		(2,662)
Unrealized gains on securities, net of reclassification adjustment					1,477		1,477
Minimum pension liability adjustment					37		37

Total comprehensive income							7,255

Dividends paid				(953)			(953)
Conversion of convertible debt	174,142	163	163				326
Purchase of treasury stock						(8)	(8)

Balance at September 30, 2003	63,748,871	¥ 26,648	¥ 25,980	¥ 51,158	¥ (8,535)	¥ (74)	¥ 95,177

	U.S. dollars in thousands

	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total

Balance at March 31, 2003	$ 238,068	$ 232,063	$ 392,880	$ (66,400)	$ (593)	$ 796,018
Comprehensive income:
Net income			75,533			75,533
Other comprehensive income (loss):
Foreign currency translation adjustments				(23,928)		(23,928)
Unrealized gains on securities, net of reclassification adjustment				13,276		13,276
Minimum pension liability adjustment				333		333

Total comprehensive income						65,214

Dividends paid			(8,566)			(8,566)
Conversion of convertible debt	1,465	1,465				2,930
Purchase of treasury stock					(72)	(72)

Balance at September 30, 2003	$ 239,533	$ 233,528	$ 459,847	$ (76,719)	$ (665)	$ 855,524

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003

Cash flows from operating activities:
Net income	¥ 5,012	¥ 8,403	$ 75,533
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,463	6,760	60,764
Other than temporary loss on devaluation of marketable securities	33	-	-
Loss on sales and disposal of fixed assets	576	356	3,200
Minority interest in income of consolidated subsidiaries	325	573	5,150
Equity in net income of affiliated companies	(600)	(1,254)	(11,272)
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	403	(2,824)	(25,384)
Decrease (increase) in inventories	170	(2,086)	(18,751)
Decrease in notes and accounts payable	862	268	2,409
(Decrease) increase in accrued income taxes	(2,890)	803	7,218
Other	(536)	2,407	21,636

Net cash provided by operating activities	9,818	13,406	120,503

Cash flows from investing activities:
Additions to property, plant and equipment	(10,544)	(7,098)	(63,802)
Proceeds from sales of property, plant and equipment	172	211	1,897
Purchases of marketable securities	0	(22)	(198)
Proceeds from sales of marketable securities	93	21	189
Investments in and advances to affiliates	(468)	(13,180)	(118,472)
Payments for additional investments in subsidiaries, net of cash acquired	(493)	(348)	(3,128)
Other	24	(17)	(154)

Net cash used in investing activities	¥ (11,216)	¥ (20,433)	$ (183,668)

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003

Cash flows from financing activities:
Increase in short-term borrowings	¥ 765	¥ 11,337	$ 101,906
Proceeds from issuance of long-term debt	2,572	-	-
Repayments of long-term debt	(5,078)	(3,517)	(31,613)
Dividends paid	(635)	(953)	(8,566)
Other	(701)	222	1,995

Net cash (used in) provided by financing activities	(3,077)	7,089	63,722

Effect of exchange rate changes on cash and cash equivalents	(2,172)	(1,189)	(10,688)
Net decrease in cash and cash equivalents	(6,647)	(1,127)	(10,131)
Cash and cash equivalents at beginning of period	38,495	33,039	296,980

Cash and cash equivalents at end of the second quarter	¥ 31,848	¥ 31,912	$ 286,849

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC CORPORATION (“NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the six months ended September 30, 2003 are not necessarily indicative of results that may be expected for the full year.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥111.25 = US$1, the approximate current exchange rate at September 30, 2003.

Certain reclassifications in the consolidated statements of income and the consolidated statements of cash flows for the six-month period ended September 30, 2002, have been made to conform to the presentation used for the six-month period ended September 30, 2003.

Newly adopted accounting standards -

NIDEC follows the disclosure-only provisions of SFAS No. 148 - “Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123” and has elected to apply APB No. 25 in accounting for its stock-based compensation plans. No compensation expense is recognized on the grant date, since at that date, the option price equals the market price of the underlying common stock. See Note 7 for a summary of the pro forma effects on reported net income and net income per share for the six-month period ended September 30, 2003 based on the fair value of options and shares granted as prescribed by SFAS No. 148.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Recent pronouncements -

In January 2003, the FASB issued FASB Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51.” FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 are effective for NIDEC on July 1, 2003. NIDEC has completed its evaluation of the impact of FIN 46 and has not identified any variable interest entities, which would require consolidation as a result of implementing the new standard.

In November 2002, the FASB issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. EITF Issue No. 00-21 provides guidance on when and how to account for arrangements that involve the delivery or performance of multiple products, services and/or rights to use assets. The provisions of EITF Issue No.00-21 applied to revenue arrangements entered into in fiscal periods beginning after June 15, 2003. NIDEC does not expect the adoption of this standard to have a material impact on its results of operations and financial position.

In April 2003, the FASB issued SFAS No.149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. This statement amends and clarifies financial accounting and reporting for derivative instruments, including derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133. The adoption of SFAS No. 149 is not expected to have an impact on NIDEC.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. SFAS No. 150 establishes standards for how certain financial instruments with characteristics of both liabilities and equity shall be classified and measured. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15,2003. NIDEC is currently evaluating the impact of adopting this statement.

2. Acquisitions

On September 30, 2003 NIDEC consummated the acquisition of a 39.8% interest in Sankyo Seiki Mfg. Co., Ltd. (“Sankyo”). Under the terms of the agreement, Sankyo issued 57,800,000 shares to NIDEC on October 1, 2003. The purchase price was based on a price of ¥239.42 per share, the average closing price of Sankyo’s common stock on the Tokyo Stock Exchange during the six months from February 5, 2003 to August 4, 2003, with a 9.78% discount. As a result, the total outstanding shares of the common stock of Sankyo will be 145,111,591 shares, including 87,311,591 shares currently outstanding, 39.8% of which was held by NIDEC. In addition to the equity investment in Sankyo, NIDEC also acquired land with a value of ¥4,122 million ($37,052 thousand) and marketable securities with a value of ¥3,978 million ($35,757 thousand) from Sankyo. As of September 30, 2003 these assets are pledged as security for Sankyo bank loans.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

3. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. On April 1, 2002, NIDEC adopted SFAS No. 142 “Goodwill and Other Intangible Assets”. Under SFAS No. 142, goodwill acquired in business combinations is not amortized but tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, we would recognize an impairment.

We have completed the annual impairment test for existing goodwill as required by SFAS No. 142. We have determined that the fair value of each reporting unit which includes goodwill is in excess of its carrying amount. Accordingly, no impairment loss was recorded for goodwill.

The changes in the carrying amount of goodwill for the six-month period ended September 30, 2003 are as follows:

	Yen in millions	U.S dollars in thousands

Balance as of April 1, 2003	¥ 3,658	$ 32,881
Acquired during six months period	663	5,959

Balance as of September 30, 2003	¥ 4,321	$ 38,840

4. Earnings per share:

Basic earnings per common share is computed using the weighted average number of shares of the Company’s common stock outstanding during the period (63,565,630 and 63,621,941 shares for the six-month period ended September 30, 2002 and 2003, respectively). Diluted earnings per common share is computed using the combination of dilutive common share equivalents and the weighted average number of shares of the Company’s common stock outstanding during the periods (67,236,266 and 65,826,848 shares for the six-month period ended September 30, 2002 and 2003, respectively).

5. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,
	2002	2003	2003

Net revenue	¥ 41,623	¥ 47,369	$ 425,789
Gross profit	¥ 6,869	¥ 8,919	$ 80,171
Net income	¥ 1,199	¥ 2,759	$ 24,800

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate a statutory rate in Japan of approximately 42.0% for the six-month period ended September 30, 2002 and 2003, respectively. Reconciliation of the differences between the statutory tax rate and the estimated effective income tax rate is as follows:

	For the six-month period ended September 30

	2002	2003

Statutory tax rate	42.0%	42.0%
Increase (reduction) in taxes resulting from:
Tax benefit in foreign subsidiaries	(41.9)	(26.6)
Tax on undistributed earnings	14.3	5.8
Other	(4.5)	(1.9)

Estimated effective income tax rate	9.9%	19.3%

The estimated effective tax rate for the six-month period ended September 30, 2003 was higher compared to the estimated effective tax rate for the six-month period ended September 30, 2002.

7. Transition to defined contribution pension plan in Nidec Tosok Corporation:

On April 1, 2003, NIDEC’s consolidated subsidiary, Nidec Tosok Corporation, settled the defined benefit plans and established new the defined contribution pension plans pursuant to the Japanese Welfare Pension Insurance Law. Nidec Tosok Corporation recognized a gain of ¥459 million ($4,126 thousand) upon settlement of the plans in the six month period ended September 30, 2003 which was recorded in “Other net”. Accordingly, this increased net income by ¥147 million ($1,321 thousand) (after the tax effect and the minority interest).

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

8. Stock-based compensation

On May 14, 2003, the Company’s shareholders approved a stock option plan. Under the plan, the number of shares to be issued upon exercise of the options is limited to 296,700 shares of the Company’s common stock. Each option entitles the holder to purchase 100 shares of the Company’s common stock. The options are exercisable for the period from July 1, 2004 to June 30, 2007. The exercise price is determined as ¥7,350 ($66.07) per share of common stock. Options were granted with an exercise price equal to the closing price of the Company’s shares traded on the Osaka Securities Exchange on the date of grant.

	Number of options (shares)	Exercise price (per share)

Granted	2,967 (296,700)	¥ 7,350	$ 66.07
Exercised	0 (0)	7,350	66.07
Canceled	62 (6,200)	7,350	66.07

For the six-month period ended September 30, 2003	2,905 (290,500)	7,350	66.07

Contractual life 4 years	2,905 (290,500)	¥ 7,350	$ 66.07
Exercisable options (shares): For the six-month period ended September 30, 2003	2,905 (290,500)	¥ 7,350	$ 66.07

The Company uses the intrinsic value based method of accounting prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related interpretations, for the accounting of its stock-based compensation plans. No stock-based compensation cost was recognized on the date of grant, as the current market price of the underlying stock is equal to the exercise price.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The fair value of option was ¥3,499 ($31.45) per share. The fair value as of the date of grant was estimated using a Black-Scholes option-pricing model with the following assumptions:

	For the six-month period ended September 30, 2003
Risk-free interest rate	0.14%
Expected volatility	64.00%
Expected dividend yield	0.34%
Expected lives	4.13	years

The following table illustrates the effect of the stock options granted on May 14, 2003 on net income and net income per share over their vesting period for the six-month period ended September 30, 2003, if the fair value based method had been applied to.

	Yen in millions (except for per share data)	U.S. dollars in thousands (except for per share data)
	For the six- month period ended September 30,	For the six- month period ended September 30,
	2003	2003
Net income, as reported	¥ 8,403	$ 75,533
Deduct:
Stock-based employee compensation cost	(292)	(2,625)

Pro forma net income	¥ 8,111	$ 72,908

Net income per share:
Basic-as reported	¥ 132.08	$ 1.19
Basic-pro forma	¥ 127.49	$ 1.15

Diluted-as reported	¥ 128.09	$ 1.15
Diluted-pro forma	¥ 123.66	$ 1.11

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Comprehensive income

NIDEC’s total comprehensive income (loss) for the six-month period ended September 30, 2002 and 2003, respectively, was as follows:

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003

Net income	¥ 5,012	¥ 8,403	$ 75,533
Other comprehensive income (loss):
Foreign currency translation adjustments	(3,476)	(2,662)	(23,928)
Unrealized gains on securities, net of reclassification adjustment	51	1,477	13,276
Minimum pension liability adjustment	-	37	333

	(3,425)	(1,148)	(10,319)

Total comprehensive income	¥ 1,587	¥ 7,255	$ 65,214

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥147 million ($1,321 thousand) at September 30, 2003. These contingent liabilities primarily relate to NIDEC’s guarantee of affiliated companies’ borrowings from banks. On April 2002, NIDEC’s consolidated subsidiary, Nidec Tosok Corporation, agreed to guarantee for Okaya Seiken Corporation, subcontractor of Nidec Tosok Corporation, totaling ¥120 million ($1,079 thousand) in order to provide funds for Okaya’s manufacturing facilities in Vietnam. The securities and lands purchased from Sankyo were pledged as collateral for Sankyo’s bank loans amounted to ¥958 million ($8,611 thousand) and ¥2,404 million ($21,609 thousand), respectively.

The Company received notice from Matsushita Electric Industrial Co., Ltd. (“Matsushita”) claiming that small precision brushless DC motors manufactured by the Company infringe one of Matsushita’s patents relating to neodymium magnets and have not been able to resolve this matter through negotiation. Accordingly, the Company filed a motion with the Japanese Patent Office on November 16, 2001 seeking a declaratory judgment that the patent is invalid on several grounds, the primary one being that the invention is obvious in view of prior art. It is likely that Matsushita will counter by filing a patent infringement action against the Company in district court. If the Japanese Patent Office were to conclude that the patent is valid and the Company were to lose on appeal in subsequent judicial proceedings, it is possible that the Company’s small precision brushless DC motors will be found to infringe the patent. In that event, Matsushita could demand damages for past infringement as well as a reasonable royalty for a license to continue manufacturing small precision brushless DC motors under the patent, all of which could have an adverse effect on NIDEC’s financial condition and results of operations. However, the Company does not believe that Matsushita’s claim is meritorious and, if a suit is filed, the Company will defend itself vigorously on the ground of non-infringement, invalidity of the patent and inequitable conduct.

NIDEC is subject to other legal proceedings and claims that arise in the ordinary course of business. While it is not possible to predict the ultimate outcome of the matters discussed above, in the opinion of NIDEC’s management, the amount of any ultimate liability with respect to these actions will not materially affect NIDEC’s business, consolidated financial statements or results of operations.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Segment data:

(1) Enterprise-wide information

The following table provides net sales of each product category for the six-month period ended September 30, 2002 and 2003, respectively:

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003
Net sales:
Small precision motors
Hard disc drive spindle motors	¥ 47,221	¥ 50,260	$ 451,775
Other small precision brushless DC motors	12,348	14,750	132,584
Small precision brush DC motors	1,638	1,766	15,875
Brushless DC fans	15,550	13,849	124,485

Sub total	76,757	80,625	724,719
Mid-size motors	18,960	16,664	149,789
Machinery	10,905	12,331	110,840
Others	8,714	9,420	84,674

Consolidated total	¥ 115,336	¥ 119,040	$ 1,070,022

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. Nidec, or NCJ, Nidec Power Motor Corporation, or NPMC, Nidec Shibaura Corporation, or NSBC, and Nidec Tosok Corporation, or NTSC, apply Japanese GAAP, Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles, Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles, Nidec Philippines Corporation, or NCF, applies Philippine accounting principles, Nidec America Corporation, or NCA, applies U.S. GAAP, and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles. Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the eight operating segments other than NCA, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, directors’ bonuses, and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

The following tables show revenue from external customers and other financial information by operating segment for the six-month period ended September 30, 2002 and 2003, respectively:

Business segments
	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003
Revenue from external customers:
NCJ	¥ 32,364	¥ 30,951	$ 278,211
NCS	24,824	17,748	159,533
NET	9,150	14,774	132,800
NCF	2,098	821	7,380
NCA	3,323	2,009	18,058
NPMC	4,527	3,955	35,551
NCD	12	38	342
NSBC	7,751	8,167	73,411
NTSC	9,168	9,947	89,411
All Others	21,961	30,231	271,739

Total	115,178	118,641	1,066,436
Others *1	158	399	3,586

Consolidated total	¥ 115,336	¥ 119,040	$ 1,070,022

   *1 Others mainly include recognition of sales to affiliates that are consolidated under Japanese GAAP but equity accounted under U.S. GAAP.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003
Revenue from other operating segments:
NCJ	¥ 33,790	¥ 28,664	$ 257,654
NCS	1,566	1,581	14,211
NET	10,440	8,545	76,809
NCF	9,601	9,601	86,301
NCA	253	654	5,879
NPMC	41	63	566
NCD	14,783	16,004	143,856
NSBC	1,084	1,143	10,274
NTSC	289	267	2,400
All Others	27,094	30,306	272,414

Total	98,941	96,828	870,364
Intersegment elimination	(98,941)	(96,828)	(870,364)

Consolidated total	¥ 0	¥ 0	$ 0

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands

	For the six-month period ended September 30		For the six-month period ended September 30,

	2002	2003	2003
Segment profit or loss:
NCJ	¥ 2,484	¥ 646	$ 5,807
NCS	986	993	8,926
NET	1,091	3,838	34,499
NCF	516	581	5,222
NCA	77	79	710
NPMC	192	113	1,016
NCD	1,806	1,403	12,611
NSBC	(269)	425	3,820
NTSC	267	645	5,798
All Others	1,629	3,352	30,130

Total	8,779	12,075	108,539
U.S. GAAP adjustments to accrue pension and severance costs	103	43	386
Consolidation adjustments mainly related to elimination of intercompany profits	(339)	(325)	(2,921)
Reclassification *1	(543)	(848)	(7,622)
Others *2	213	380	3,415

Consolidated total	¥ 8,213	¥ 11,325	$ 101,797

*1 Loss on disposal of fixed assets was reclassified from other expenses and included in operating expenses.

*2 Others mainly include other U.S. GAAP adjustments.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

12. Subsequent events:

In March 2003, the FASB issued EITF Issue No. 03-2, “Accounting for the Transfer to the Japanese Government of the Substitutional Portion of Employee Pension Fund Liabilities”. EITF Issue No. 03-2 provides guidance on when and how to account for arrangements that involve the separation and transfer of the substitutional portion to the government. On April 15, 2003, Nidec Copal Corporation, an affiliated company, decided to exempt the obligation for benefits related to future employee service which cover a portion of the governmental welfare pension program, which are pursuant to the Japanese Welfare Pension Insurance Law. NIDEC estimates the amount of the impact to be approximately ¥669 million ($6,013 thousand) for the year ended March 31, 2004. Actual result may differ from these estimates.

On October 1, 2003, NIDEC issued 582,990 shares of its common stock in exchange for common stock of Nidec Shimpo Corporation, making Nidec Shimpo Corporation a wholly owned subsidiary of NIDEC.

The share were issued to Nidec Shimpo Corporation’s shareholders of record as of September 30, 2003, in an amount equal to 0.060 shares per share of Nidec-Shimpo’s common stock. However, no shares were allotted to the shares of Nidec-Shimpo’s common stock already held by NIDEC. The number of shares of Nidec-Shimpo’s common stock transferred to NIDEC through the share exchange amounted to 9,716,516 shares. The number was reached by subtracting 10,284,000 shares of Nidec-Shimpo’s common stock held by NIDEC from 20,000,516 total outstanding shares of Nidec-Shimpo’s common stock.

The Company held a meeting of the Board of Directors on September 30, 2003 and approved the issuance of yen denominated zero coupon convertible bonds with stock acquisition rights due 2008. The ¥30,000 million ($269,663 thousand) convertible bond issuance was completed on October 17, 2003. The Bonds are redeemable at 100% of face value on October 17, 2008 (maturity date).

FOR IMMEDIATE RELEASE

Nidec Corporation

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director, Nidec Corporation
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on November 25, 2003 in Kyoto, Japan

Nidec Announces ADS Ratio Change

Nidec Corporation (“Nidec”, NYSE: NJ) held a meeting of the board of directors on November 9, 2003 and resolved on a ratio change of its American Depositary Shares (ADSs). As a result, one ADS, which currently represents the ratio of one share of the common stock in Nidec Corporation, will represent one-fourth of one share of the common stock. The four-for-one ratio change will take effect as of January 1, 2004 and will be managed by Nidec’s depositary, JPMORGAN CHASE BANK.

 The ratio change is intended to make the per ADS share price more attractive for U.S. investors, particularly individual investors, thus enhancing liquidity of Nidec’s ADSs.

Summary of the Ratio Change

Current Ratio: 1 ADS=1 ordinary share of the common stock

New Ratio: 1 ADS=0.25 ordinary share of the common stock

Effective Date: January 1, 2004 (EST)

Additional Information

ADS Listing: New York Stock Exchange (First listed on September 21, 2001)

Depositary and Transfer Agent for First ADRs: JPMorgan Chase Bank

ADS price: $92.00 (November 24, 2003 closing price)

 Note: The purpose of this press release is to make a general public announcement of the ratio change of Nidec’s American Depositary Shares (“ADSs”). It has not been prepared for the purpose of soliciting investments in the ADSs.